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June 10, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Nicholas O’Leary

Re:	Lifeward Ltd. Draft Registration Statement on Form S-1 Submitted June 27, 2025 CIK No. 0001607962

Ladies and Gentlemen:

On behalf of our client, Lifeward Ltd. (the “Company”), we submit this letter in response to verbal comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 27, 2025 (the “Draft Registration Statement”).  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

To reiterate the discussion with the Staff, there is a question about the Company having sufficient authorized but unissued ordinary shares available to complete the offering as structured.  As discussed, the Company intends to structure such offering in a way to ensure that it has sufficient authorized shares necessary to complete the offering.

First, the Company confirms to the Staff that it will have sufficient authorized but unissued ordinary shares to be able to issue at closing (i) the ordinary shares and (ii) the Pre-Funded Warrants registered in the offering. For each Pre-Funded Warrant the Company sells, the number of ordinary shares the Company is offering will be decreased on a one-for-one basis.

Second, the Company confirms to the Staff that it intends to build into the offering specific contractual provisions to ensure there is sufficient authorized ordinary shares available for issuance upon exercise of the warrants and placement agent warrants (collectively, the “Warrants”) following closing, as follows:

1.
We intend to include a provision in the purchase agreement that requires the Company to hold a shareholder meeting no later than 90 days following closing of the offering for the approval of an increase in the number of the Company’s authorized ordinary shares (such affirmative approval being referred to herein as the “Shareholder Approval,” and the date such Shareholder Approval is obtained, the “Shareholder Approval Date”); and

2.
Each of the Warrants will provide that the initial exercise date for each Warrant issued in the offering does not commence until after the Shareholder Approval Date. This means that the Warrants are not exercisable, if at all, until Shareholder Approval is obtained. In addition, in the event that Shareholder Approval is never obtained. As such, in no event will ordinary shares underlying the Warrants be issuable when there are insufficient authorized but unissued ordinary shares available to be issued.

June 10, 2025

As such, the Company (i) expects to increase its authorized ordinary shares to allow for at least the number of ordinary shares issuable under the Warrants within 90 days following closing of the offering and (ii) the Warrants are not exercisable, if at all, unless and until the Shareholder Approval is obtained.

Further, this allows Company counsel to opine that the ordinary shares issuable under the Warrants will be duly authorized when Shareholder Approval is obtained and any necessary amendment to the Sixth Amended and Restated Articles of Association of the Company (the “Articles”) is effective and that, when issued, sold and delivered upon exercise of the Warrants in accordance with the terms thereof and for the consideration specified therein, will be validly issued, fully paid and non-assessable, because the terms of the Warrants will provide that the Warrants are not exercisable unless and until the authorized ordinary share increase is implemented. This position is consistent with Staff Legal Bulletin No. 19 (“SLB No. 19”) Section II.B.2.f.

In compliance with SLB No. 19, the Company (a) has disclosed in the Draft Registration Statement that Shareholder Approval is a condition to the issuance of the ordinary shares issuable under the Warrants, (b) will amend the registration statement to file the form of Articles to be filed with the Israeli state authority as an exhibit, (c) represents to the Staff that the Company will file a final copy of the Articles amendment on Form 8-K when such Articles amendment is effective, and (d) represents to the Staff that Company counsel will file an appropriately unqualified opinion on Form 8-K once such Articles amendment is effective.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (445) 207-7806.

Sincerely, Goodwin Procter LLP /s/ Jennifer L. Porter, Esq. Jennifer L. Porter, Esq.

Enclosures

cc:	Mark Grant, Lifeward Ltd.
Larry Jasinski, Lifeward Ltd.
Jennifer L. Porter, Esq., Goodwin Procter LLP